July 3, 2025

David Beller
Partner
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020

       Re: AvidXchange Holdings, Inc.
           Schedule 13E-3 filed June 18, 2025
           Filed by Corpay, Inc., et al.
           SEC File No. 5-93349
Dear David Beller:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
All page and section references in our letter refer to the PREM14A filed by AvidXchange
Holdings, Inc. on June 17, 2025. Defined terms used here have the same meaning as in that document.

Schedule 13E-3 filed June 18, 2025; PREM14A filed June 17, 2025
General

1. Please revise the disclosure document to add a "Special Factors" section at the front of the document, which should include the information called for Items 7, 8 and 9 of
       Schedule 13E-3. See Rule 13e-3(e)(1)(ii).
Rollover Shares, page 7

2. For each Rollover Stockholder, state the percentage of equity each currently owns in the Company and the percentage each will own in the surviving entity after the
       Merger.
3. In your response letter, explain why officers and directors who are Rollover
 July 3, 2025
Page 2

       Stockholders (other than Mr. Praeger) have not been included as filers on the
       Schedule 13E-3. Your analysis should include the percentage of equity each will hold before and after the Merger, and any enhanced terms of their employment or compensation packages post-Merger.
Recommendation of the Board and Reasons for the Merger, page 54

4. State the position of the Company with respect to the fairness of the Merger to
       Unaffiliated Stockholders as a distinct group, as you do for other filing persons on the
       Schedule 13E-3. See Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.
Summary of Preliminary Barclays Presentations, page 66

5. Please expand the summaries of each of the reports prepared by Barclays included in
       Exhibits (c)(2) - (12) of the Schedule 13E-3. To the extent that some reports contain similar information to others previously described, you may describe only the material differences in the later reports. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of
       Regulation M-A. Where analyses performed yielded per share values, please include those in your summaries.
December 2024 Forecasts, page 77

6. Please expand the discussion of the assumptions and underlying limitations on the figures presented here and for the other forecasts included in subsequent sections of the proxy statement. For example, in this section, describe the referenced
       "assumptions of Company management in late 2024."
Materials Provided to the Company by FTP Partners, page 79

7. Please expand to explain why "[t]he FTP Discussion Materials were viewed by the
       Company as having limited relevance and were not relied on by the Company..." In this regard, we note the disclosure that FTP was paid $39 million in fees for its services in connection with the Merger.
8. We note the disclosure included on pages 73-74. Please expand the summaries of each of the reports prepared by FT Partners that are included in Exhibits
(c)(13) - (23) to
       the Schedule 13E-3. To the extent that some reports contain similar information to others previously described, you may describe only the material differences in the later reports. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.
       Where analyses performed yielded per share values, please include those in your summaries. See, for example, slide 29 in Exhibit (c)(17), which includes a DCF
       Summary and share price of $19.48.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263. July 3, 2025
Page 3



               Sincerely,

               Division of Corporation Finance
               Office of Mergers & Acquisitions